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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)

                                Memry Corporation
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                           --------------------------
                         (Title of Class of Securities)

                                   586263 20 4
                           --------------------------
                                  CUSIP Number

                              Sarah A. O'Dowd, Esq.
                         Heller Ehrman White & McAuliffe
                              525 University Avenue
                           Palo Alto, California 94301
                                 (650) 324-7000
                           --------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                February 27, 1998
                           --------------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  (1)     Name of Reporting Persons: RAYCHEM CORPORATION
          S.S. or I.R.S. Identification No. of above person

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  (2)     Check the Appropriate Box if a Member of a Group*

          (a)  [ ]       _______________________________________________________
          (b)  [ ]       _______________________________________________________
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  (3)     SEC USE ONLY _________________________________________________________
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  (4)     Source of Funds:*  00

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  (5)     [ ] Check if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
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  (6)     Citizenship or Place of Organization: DELAWARE
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                       (7)     Sole Voting Power
  Number of                    1,662,928
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,662,928
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,662,928

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 (12)     [ ] Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares*
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 (13)     Percent of Class Represented by amount in Row (11):
          8.0%

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 (14)     Type of Reporting Person*
          CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.     Security and Issuer.

            This Amendment No. 2 to Statement on Schedule 13D ("Amendment No. 2") relates to shares of Common Stock, par value $.01 (the "Common Stock"), of Memry Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 57 Commerce Drive, Brookfield, Connecticut 06804.

Item 3.     Source and Amount of Funds or Other Consideration.

            The material in Item 3 is hereby amended by adding the following:

            On February 27, 1998, Raychem Corporation ("the Reporting Person") exercised its remaining Warrants to Purchase Common Stock of the Issuer ("Warrants") on a "net exercise" basis. As a result of this exercise, the Reporting Person became the beneficial owner of an additional 535,714 shares of Common Stock.

Item 5.     Interest in Securities of the Issuer.

            The material in Item 5 is hereby deleted and replaced with the following:

            (a) As of the date of this Amendment No. 2, the Reporting Person was the beneficial owner of 1,662,928 shares of Common Stock of the Issuer, constituting approximately 8.0% of the issued and outstanding Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as reported in the Issuer's most recent Quarterly Report on Form 10-Q).

            (b) The Reporting Person has sole voting and sole dispositive power with respect to all 1,662,928 shares of Common Stock of the Issuer owned beneficially by the Reporting Person.

            (c) The Reporting Person has effected no transaction in the Common Stock during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 18, 1999

                                            RAYCHEM CORPORATION

                                            By:  /s/ Stephen E. Creager
                                                 -------------------------------
                                                   Stephen E. Creager
                                                   Authorized Officer


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